UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K
_______________________

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-8974

Honeywell Savings and Ownership Plan (Full Title of Plan)

Honeywell International Inc.
101 Columbia Road
Morris Township, NJ 07962

(Name of Issuer of Securities Held Pursuant to the Plan and
the Address of its Principal Executive Office)

Honeywell Savings and Ownership Plan

Index

Page(s)
Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2007 and 2006	3

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007	4

Notes to Financial Statements	5-13

Supplemental Schedule: *

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)	14

Signatures	15

Exhibit:

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Honeywell Savings and Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Honeywell Savings and Ownership Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
June 25, 2008

Honeywell Savings and Ownership Plan
Statements of Net Assets Available for Benefits
at December 31, 2007 and 2006

	2007	2006
	(dollars in millions)
Plan interest in Honeywell Savings and Ownership Plan Master Trust at fair value	$9,717	$8,123
Participant loans at fair value	152	144
Net assets available for benefits at fair value	9,869	8,267
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	15	4
Net assets available for benefits	$9,884	$8,271

The accompanying notes are an integral part of these financial statements.

Honeywell Savings and Ownership Plan
Statement of Changes in Net Assets Available for Benefits
for the year ended December 31, 2007

2007
(dollars in millions)
Additions to net assets attributable to:
Interest income from participant loans	$12
Investment income from Plan interest in Honeywell Savings
and Ownership Plan Master Trust	1,281
Contributions:
Participating employees	343
The Company, net of forfeitures	199
Roll-over contributions	14
Total contributions	556
Plan transfers to Honeywell Savings and Ownership Plan	570
Total additions	2,419
Deductions from net assets attributable to:
Withdrawals and distributions	(795)
Plan expenses	(11)
Total deductions	(806)
Increase in net assets during the year	1,613
Net assets available for benefits:
Beginning of year	8,271
End of year	$9,884

The accompanying notes are an integral part of these financial statements.

Honeywell Savings and Ownership Plan

Notes to Financial Statements

1.	Description of the Plan

General

The Honeywell Savings and Ownership Plan (the “Plan”) is a defined contribution plan for certain employees of Honeywell International Inc. (the “Company”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code (“Code”). The following represents a summary of key provisions of the Plan but does not purport to be complete and is qualified in its entirety by the terms of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Administration

The Company is the Plan Administrator and has full discretionary authority to manage and control the operation and administration of the Plan, including the power to interpret the provisions of the Plan, to promulgate regulations for the Plan's administration, to enter into agreements with trustees to provide for the investment of Plan assets, to appoint investment managers to direct such trustees and to delegate its administrative responsibilities. The day to day administration of the Plan is handled by CitiStreet. The Trustee of the Plan is State Street Bank and Trust Company (the "Trustee").

Contributions and Vesting

Participants may elect to contribute each pay period from 1% to 30% of their eligible pay subject to certain restrictions for highly compensated employees. Contributions may be made either on a before-tax or after-tax basis, or a combination of both, and may be directed into any investment option available within the Plan. In addition to before-tax or after-tax contributions, eligible participants may contribute catch-up contributions to the Plan on a before-tax basis. A participant is eligible if they are at least age 50 by December 31st and have contributed the maximum regular before-tax contributions to the Plan or who are contributing to the Plan at the maximum before-tax contribution percentage.

Generally, the Company matching contribution does not begin until the first pay period following the employee’s completion of one year of service with the Company. The Company may contribute on behalf of each participant between 0% and 100% of such participant’s contribution to the Plan depending upon the rate designated for the participant’s business. Also, depending on the rate designated for the participant’s business, the Company makes contributions with respect to a participant’s contributions up to a maximum of 8% of a participant’s eligible pay. Additionally, discretionary supplemental employer contributions may be made by the Company to a participant’s account for certain employees who have agreed to such terms with the Company. The Company does not match catch-up contributions. All of the Company’s matching contributions are invested in the Honeywell Common Stock Fund.

Participants have a full and immediate vested interest in the portion of their accounts contributed by them and the earnings on such contributions. A participant generally does not have a vested interest in any Company contributions made to his or her account until he or she completes three years of service with Honeywell or one of its affiliated companies.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (1) the Company’s matching contribution, and (2) Plan earnings or losses, and charged with an allocation of administrative expenses. The allocation is based on participants’ account balances as defined in the

Honeywell Savings and Ownership Plan

Notes to Financial Statements

Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

Loans will be paid out in the following order (1) before-tax contributions and earnings, (2) after-tax contributions and earnings, (3) rollover contributions and earnings, (4) prior employer contributions and earnings, (5) vested Company matching contributions and earnings and (6) vested Company discretionary supplemental employer contributions and earnings.

Effective November 1, 2007, the maximum number of loans a participant may have outstanding is limited to one. Any participant who had more than one loan outstanding as of October 31, 2007 continues to make repayments on such loans pursuant to the terms of the loan and shall not be permitted to obtain a new loan until all such prior loans have been repaid in full. New loans must be at least one thousand dollars. The maximum loan amount to a participant is the lesser of (1) fifty thousand dollars, reduced by a participant's highest combined outstanding loan balance during the preceding twelve month period, or (2) 50% of the vested portion of a participant's account. The interest rate on the loans will generally be the published prime rate plus 1% for the month preceding the effective date of the loan. However, the Company may revise this rate of interest for any new loans if it determines that the prime rate plus 1% is no longer a reasonable rate of interest. The rate used will be fixed for the term of the loan. The term of any loan shall not be less than 1 month or more than 60 months unless used to acquire a principal residence for which the term can be up to 25 years.

Interest rates for loans outstanding at December 31, 2007 and 2006, were between 2.5% and 10.5%, and between 4.0% and 11.0%, respectively.

Distribution of Benefits

Upon termination of service with the Company, the entire vested amount in the participant’s account can be distributed, at the participant’s election, in a single payment. If no distribution election is made by the participant and the participant’s account balance exceeds $5,000, the balance in the account will remain in the Plan and shall be distributed at 1) the participant’s request, 2) when the participant attains age seventy and one-half (70-1/2) through the payment of Minimum Required Distributions as defined by the Plan, or 3) upon the participant’s death, whichever is earliest. When a participant dies, if his or her spouse is the beneficiary, the spouse may remain in the Plan under the same conditions as previously described for the participant. Otherwise, the entire amount in the participant’s account is distributed in a single payment to the participant’s beneficiary (ies).

Forfeitures

Forfeitures of the Company's contributions and earnings thereon because of terminations and withdrawals reduce contributions otherwise due from the Company. Company contributions were reduced by $1 million due to forfeited nonvested accounts for the year ended December 31, 2007.

Honeywell Savings and Ownership Plan

Notes to Financial Statements

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Recent Accounting Pronouncements

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94- 4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as t he adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“FAS 157”). This statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007. The Plan is currently evaluating the statement’s impact on its financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

For investment and administrative purposes, the Plan’s assets are custodied in the Honeywell Savings and Ownership Plan Master Trust (“Master Trust”) along with the assets of the Honeywell Secured Benefit Plan. The Plan’s investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust. The Plan’s investment is stated at fair value and is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual Plan contributions and allocated investment income less actual Plan distributions and allocated expenses.

Participant loans are valued at cost plus accrued interest, which approximates fair value.

Payment of Benefits

Withdrawals and distributions are recorded when paid.

Expenses

All external third party expenses and internal expenses relating to the administration of the Master Trust and managing the funds established thereunder are borne by the participating plans. Brokerage commissions, transfer taxes and other charges incurred in connection with the purchase and sale of securities are paid out of the fund to which such charges are attributable.

Honeywell Savings and Ownership Plan

Notes to Financial Statements

3.	Interest in Honeywell Savings and Ownership Plan Master Trust

The Plan’s investment is in the Master Trust, which is commingled with the assets of the Honeywell Secured Benefit Plan. Each participating plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. At December 31, 2007 and 2006, the Plan and the Secured Benefit Plan’s interest in the net assets of the Master Trust was 94.2% and 5.8% and 93.5% and 6.5%, respectively. Investment income/loss is based on participant balances, and administrative expenses relating to the Master Trust are allocated daily to the individual plans based upon the asset value balances invested by each plan.

The Master Trust is comprised of the following types of investments as of December 31, 2007 and 2006:

	2007	2006
	(dollars in millions)
Investments, at fair value
Honeywell Common Stock	$3,043	$2,647
Mutual funds	275	265
Common & Commingled Funds	4,500	3,607
Stocks (Separately Managed Portfolios)	983	811
Short-Term Investments	132	135
Investment Contracts	1,396	1,292
Total investments, at fair value	10,329	8,757

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(31)	(78)
	$10,298	$8,679

Honeywell Savings and Ownership Plan

Notes to Financial Statements

The Master Trust’s investment income for the year ended December 31, 2007 is presented in the following table. The net appreciation/(depreciation) consists of both realized gains (losses) on securities bought and sold, as well as, unrealized gains (losses) on securities held during the period by the Master Trust.

2007
(dollars in millions)

Investment income
Net appreciation (depreciation) in fair value of investments:
Honeywell Common Stock	$891
Mutual Funds	(28)
Common & Commingled Funds	193
Stocks (Separately Managed Portfolios)	31
Net Appreciation	1,087

Dividends	105
Interest	169
Investment Income	$1,361

Honeywell Savings and Ownership Plan

Notes to Financial Statements

Investment Valuation and Income Recognition – Master Trust

Master Trust investments are stated at fair value. Investments in mutual and common/commingled funds are valued at the net asset value of shares held at year-end. Common stocks, including Honeywell Common Stock, traded on a national securities exchange, are valued at the last reported sales price or close price at the end of the year. Fixed income securities traded in the over-the-counter market are valued at the bid prices. Short-term securities are valued at amortized cost, which includes cost plus accrued interest, which approximates fair value. Investment contracts are stated at fair value based on discounted cash flow method.

Interest income is recorded on the accrual basis, and dividend income is recorded on the ex-dividend date. Purchase and sales of securities are recorded on a trade-date basis.

From time to time, investment managers may use derivative financial instruments including forward exchange and futures contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio.

The Plan’s interest in the Master Trust represents more than 5 percent of the Plan’s net assets at December 31, 2007 and 2006.

Investment Contracts

The Master Trust entered into benefit-responsive investment contracts, such as traditional guaranteed investment contracts (“GICs”) and synthetic guaranteed investment contracts, with various third parties. These benefit-responsive investment contracts are held through the Honeywell Short Term Fixed Income Fund and the Honeywell Secured Benefit Fund. Contract values represent contributions made to the investment contract plus earnings, less participant withdrawals and administrative expenses.

A synthetic GIC provides for a fixed return on principal over a specified period of time through fully benefit-responsive wrapper contracts issued by a third party which are backed by underlying assets owned by the Master Trust. The contract values of the synthetic GICs were $755 million and $616 million at December 31, 2007 and 2006, respectively. Included in the contract values of the synthetic GICs are $17 million and $6 million at December 31, 2007 and 2006, attributable to wrapper contract providers representing the amounts by which the value of the investment contracts is less than the value of the underlying assets.

A traditional GIC provides for a fixed return on principal over a specified period of time through fully benefit-responsive contracts issued by a third party which are backed by assets owned by the third party. The contract values of the traditional GICs were $610 million and $598 million at December 31, 2007 and 2006, respectively.

The average yield rates of the Honeywell Short Term Fixed Income Fund and the Honeywell Secured Benefit Fund was 5.0% and 11.0%, respectively, for the year ended December 31, 2007 and 5.10% and 11.7%, respectively, for the year ended December 31, 2006. The average crediting interest rate of the Honeywell Short Term Fixed Income Fund and the Honeywell Secured Benefit Fund was 4.98% and 12.3%, respectively, for the year ended December 31, 2007 and 4.79% and 12.3%, respectively, for the year ended December 31, 2006. The Master Trust is exposed to credit

Honeywell Savings and Ownership Plan
Notes to Financial Statements

loss in the event of non-performance by the company with whom the GIC’s are placed. The Company does not anticipate non-performance by these companies.

Certain events limit the ability of the Plan/Master Trust to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

4.	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,	December 31,
	2007	2006
	(dollars in millions)

Honeywell Common Stock Fund	$3,016	$2,459
	$3,016	$2,459

		2007
		(dollars in millions)
Changes in Net Assets:
Contributions		$196
Dividends		25
Net appreciation		597
Benefits paid to participants		(261)
		$557

5.	Asset Transfers

During the year ended December 31, 2007, assets valued at approximately $570 million were transferred to the Plan from the UOP Savings Plan.

Honeywell Savings and Ownership Plan

Notes to Financial Statements

6.	Related-Party Transactions

The Plan’s investment in the Master Trust constitutes a related-party transaction because the Company is both the plan sponsor and a party to the Master Trust. The Master Trust is invested in the Company’s common stock and the Plan is invested in participant loans, both of which qualify as related-party transactions. During the year ended December 31, 2007, the Plan made purchases of approximately $395 million and sales of approximately $889 million of the Company’s common stock. The Master Trust invests in commingled funds managed by the Trustee. These investments qualify as party-in-interest transactions. In 2007, the Master Trust received dividend income of $105 million from investment in Honeywell Stock.

7.	Risks and Uncertainties

The Plan provides for various investment options which may invest in any combination of stocks, GICs, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

8.	Federal Income Taxes

On April 14, 2003, the Internal Revenue Service ruled that the Plan met the requirements of Section 401(a) of the Code and that the Plan qualified as an ESOP as defined in Section 4975(e) (7) of the Code. Although the Plan has been amended since receiving the determination letter, the Plan’s administrator and counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. The Trust under the Plan is intended to be exempt under Section 501(a) of the Code. Accordingly, no provision for income taxes has been made.

9	Reconciliation of Financial Statements to 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to Form 5500:

	2007	2006
	(dollars in millions)

Net assets available for benefits per the financial statements	$9,884	$8,271
Amounts allocated to withdrawing participants	(2)	(4)
Adjustment from contract value to fair value for
benefit-responsive contracts	(15)	(4)
Net assets available for benefits per the Form 5500	$9,867	$8,263

Honeywell Savings and Ownership Plan

Notes to Financial Statements

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2007 to Form 5500:

2007
(dollars in millions)
Benefits paid to participants per the financial statements	$795
Add: Amounts allocated to withdrawing participants at December 31, 2007	2
Less: Amounts allocated to withdrawing participants at December 31, 2006	(4)
Benefits paid to participants per the Form 5500	$793

The following is a reconciliation of investment income per the financial statements for the year ended December 31, 2007 to Form 5500:

2007
(dollars in millions)
Total investment income per the financial statements	$1,293
Net change in adjustment from fair to contract value for fully benefit-responsive contracts	(11)
Total investment income per the Form 5500	$1,282

Honeywell Savings and Ownership Plan

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2007

			Current
Identity of Issue	Description	Cost	Value

*Interest in Honeywell Savings	Various investments	**	$9,717
and Ownership Plan Master Trust

*Participant Loans	(Interest rates range	**	152
	from 2.5% - 10.5%,
	maturing through
	November 19, 2032)
			9,869

*	Party-in-interest.

**	Cost information not required for participant-directed investments.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Honeywell Savings and Ownership Plan

By:	/s/ Brian Marcotte
Brian Marcotte
Vice President, Compensation and Benefits

Date: June 26, 2008